NO ACT

PE
1-7-09

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

[redacted]

09038701

March 5, 2009

Received SEC
MAR 05 2009
Washington, DC 20549

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 3-5-09

Timothy O'Grady
Vice President – Securities & Governance
Sprint Nextel Corporation
KSOPHF0302-3B679
6200 Sprint Parkway
Overland Park, KS 66251

Re: Sprint Nextel Corporation
Incoming letter dated January 7, 2009

Dear Mr. O'Grady:

This is in response to your letter dated January 7, 2009 concerning the shareholder proposal submitted to Sprint Nextel by William Steiner. We also have received a letter on the proponent's behalf dated February 24, 2009. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

March 5, 2009

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Sprint Nextel Corporation
Incoming letter dated January 7, 2009

The proposal asks the board to take the steps necessary to amend the bylaws and each appropriate governing document to give holders of 10% of Sprint Nextel's outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call special shareowner meetings and further provides that such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by state law) that apply only to shareowners but not to management and/or the board.

We are unable to concur in your view that Sprint Nextel may exclude the proposal under rule 14a-8(i)(2). Accordingly, we do not believe that Sprint Nextel may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(2).

We are unable to concur in your view that Sprint Nextel may exclude the proposal under rule 14a-8(i)(3). Accordingly, we do not believe that Sprint Nextel may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that Sprint Nextel may exclude the proposal under rule 14a-8(i)(6). Accordingly, we do not believe that Sprint Nextel may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(6).

Sincerely,

Jay Knight
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

February 24, 2009

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 Sprint Nextel Corporation (S)
Rule 14a-8 Proposal by William Steiner
Special Shareholder Meetings

Ladies and Gentlemen:

This is in response to the January 7, 2009 no action request.

The following precedents were in regard to rule 14a-8 proposals with the same key resolved text as this proposal:

- Burlington Northern Santa Fe Corporation (January 12, 2009)
- Allegheny Energy, Inc. (January 15, 2009)
- Honeywell International Inc. (January 15, 2009)
- Baker Hughes Inc. (January 16, 2009)
- Home Depot (January 21, 2009)
- Wyeth (January 28, 2009)
- AT&T (January 28, 2009)
- Verizon Communications Inc. (February 2, 2009)
- Bank of America Corporation (February 3, 2009)
- Morgan Stanley (February 4, 2009).
- CVS Caremark Corporation (February 6, 2009)

For these reasons it is requested that the staff find that this resolution cannot be omitted from the company proxy.

Sincerely,

John Chevedden

cc:
William Steiner

Timothy O'Grady <timothy.ogrady@sprint.com>

Sprint
Together with NEXTEL

Sprint Nextel
KSOPHF0302-3B679
6200 Sprint Parkway
Overland Park, KS 66251
Office: (913) 794-1513

Timothy O'Grady
Vice President - Securities & Governance

January 7, 2009

VIA ELECTRONIC MAIL

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Sprint Nextel Corporation 2009 Annual Meeting
Shareholder Proposal of William Steiner

Ladies and Gentlemen:

This letter is submitted on behalf of Sprint Nextel Corporation, a Kansas corporation ("*Sprint Nextel*"), pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended. Sprint Nextel has received a shareholder proposal and supporting statement, dated as of October 28, 2008 (the "*Proposal*"), from William Steiner and, as Mr. Steiner's proxy, John Chevedden (the "*Proponent*"), for inclusion in the proxy materials to be distributed by Sprint Nextel in connection with its 2009 annual meeting of shareholders (the "*2009 Proxy Materials*"). A copy of the Proposal is attached as *Exhibit A*. For the reasons stated below, Sprint Nextel intends to omit the Proposal from its 2009 Proxy Materials.

Pursuant to Staff Legal Bulletin 14D (November 7, 2008), we are transmitting this letter via electronic mail to the Staff of the Division of Corporate Finance (the "*Staff*") of the Securities and Exchange Commission (the "*Commission*") at shareholderproposals@sec.gov in lieu of mailing paper copies. We are simultaneously sending a copy of this letter to the Proponent as notice of Sprint Nextel's intent to omit the Proposal from its 2009 Proxy Materials.

I. Introduction

The Proposal asks the "board to take the steps necessary to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call special shareowner meetings." The Proposal further requires that the "bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by state law) that apply only to shareowners but not to management and/or the board." One "exception or exclusion condition" imposed on the stockholders' power to call special meetings under the Proposal is their holding 10% or more of the Sprint Nextel's outstanding common stock. Accordingly, the Proposal would have the effect of requiring the directors to hold at least 10% of the Sprint Nextel's outstanding common stock to call a special meeting of stockholders.

II. Basis for Exclusion of the Proposal

Sprint Nextel believes that the Proposal may be properly omitted from the 2009 Proxy Materials pursuant to Rules 14a-8(i)(2), (i)(3) and (i)(6). The Proposal may be excluded pursuant to Rule 14a-8(i)(2) because, if implemented, it would cause Sprint Nextel to violate Kansas law. The Proposal may also be excluded pursuant to Rule 14a-8(i)(6) because Sprint Nextel lacks the power to implement the Proposal. The proposal may be excluded pursuant to Rule 14a-8(i)(3) because it is impermissibly vague and indefinite so as to be inherently misleading.

1. <u>Sprint Nextel may omit the Proposal pursuant to Rule 14a-8(i)(2) because implementation of the Proposal would require Sprint Nextel to violate Kansas law.</u>

Rule 14a-8(i)(2) permits a company to exclude a stockholder proposal if implementation of the proposal would cause it to violate any state, federal or foreign law to which it is subject. Sprint Nextel is incorporated under the laws of the State of Kansas. For the reasons set forth below and in the legal opinion regarding Kansas law from Polsinelli Shalton Flanigan Suelthaus PC, attached hereto as *Exhibit B* (the "*Opinion*"), Sprint Nextel believes that the Proposal is excludable under Rule 14a-8(i)(2) because, if implemented, the Proposal would cause Sprint Nextel to violate the Kansas General Corporation Code (the "*Kansas Corporation Code*").

The Kansas Corporation Code governs the calling of special meetings of stockholders. Section 17-6501(e) provides as follows:

> "Special meetings of the stockholders may be called by the board of directors or by such person or persons as may be authorized by the articles of incorporation or by the bylaws."

Thus, Section 17-6501(e) has two components. It vests a board of directors with the power to call special meetings, and it gives a company the authority, through its articles of incorporation or bylaws, to give other parties the right to call special meetings. Unless such right is so conferred in the articles of incorporation or the bylaws, under the Kansas Corporation Code, stockholders do not have the right to call special meetings. In considering whether implementation of the Proposal would violate the Kansas Corporation Code, the relevant question is whether a provision conditioning the board's power to call special meetings on the directors' ownership of at least 10% of the outstanding common stock would be valid if included in the company's articles of incorporation or bylaws.

a. <u>Bylaws</u>

Pursuant to Section 17-6009(b), the bylaws of a Kansas corporation "may contain any provision, *not inconsistent with law* or with the articles of incorporation, relating to the business of the corporation, the conduct of its affairs and its rights or powers or the rights or powers of its stockholders, directors, officers or employees." (emphasis added) As provided in the Opinion, "[t]he Proposal, by placing a limitation on the power of the Board to call a special meeting, is inconsistent with Kansas law. Under Section 17-6501(e), the power vested in a board of directors to call a special meeting is absolute—it does not provide for any means to circumscribe that power in a corporation's bylaws."

Although no Kansas court has decided this issue, it is well settled that where Kansas courts have not ruled on a particular issue of corporate law, Kansas courts will rely on Delaware court decisions when interpreting the Kansas Corporation Code, which was modeled after the General Corporation Law of the State of Delaware (the "*Delaware Corporation Code*"). *See Kan. Heart Hosp., L.L.C. v. Idbeis*, 184 P.3d 866, 878 (Kan. 2008) ("Reliance on a Delaware decision is consistent with our long history of looking to Delaware for guidance when applying the Kansas General Corporation Code, which was modeled on the Delaware Code.")

As noted in the Opinion, "[b]oth the Kansas Corporation Code and the Delaware Corporation Code recognize that the business and affairs of the corporation are to be managed by or under the direction of the board of directors, except as may be otherwise provided in the Code or in the articles of incorporation." It is also important to note that Delaware's bylaw statute is identical to Section 17-6009(b). The Delaware Supreme Court, in *CA, Inc. v. AFSCME Employees Pension Plan*, 953 A.2d 227 (Del. 2008), analyzed the scope of shareholder action permitted in the bylaws and whether and when it would improperly intrude upon the directors' power to manage the business and affairs of the corporation. In *AFSCME*, the Court indicated that procedural bylaws are generally acceptable, but bylaws that divest the directors of their substantive decision-making power violate the Delaware Corporation Code. As stated in the Opinion, under that standard, the Proposal clearly violates the Kansas Corporation Code because "[t]he bylaw contemplated by the Proposal is not merely procedural, it would have the effect – under certain circumstances – of removing the substantive business decision (*i.e.*, whether and when to call a special stockholders meeting) from the directors' statutorily-granted powers."

b. Articles of Incorporation

Section 17-6002(b)(1) of the Kansas Corporation Code provides that the articles of incorporation may contain "[a]ny provision for the management of the business and for the conduct of the affairs of the corporation, and any provision creating, defining, limiting and regulating . . . the powers of the corporation, the directors and the stockholders, or any class of the stockholders . . ., *if such provisions are not contrary to the laws of [Kansas].*" (emphasis added) Although no Kansas court has defined when a provision is contrary to the laws of Kansas, the Delaware Supreme Court in *Sterling v. Mayflower Hotel Corp*, 93 A.2d 107, 118 (Del. 1952) (interpreting a statute identical to Section 17-6002(b)(1)) held that a charter provision is contrary to the laws of Delaware if it transgresses "a statutory enactment or a public policy settled by the common law or implicit in the [Delaware Corporation Code] itself." Further, the Delaware Chancery Court in *Jones Apparel Group, Inc. v. Maxwell Shoe Company, Inc*, 883 A.2d 837 (Del. Ch. 2004) held that:

> "[T]he court must determine, based on a careful, context-specific review in keeping with *Sterling*, whether a particular certificate provision contravenes Delaware public policy, i.e., our law, whether it be in the form of statutory or common law."

Id. at 848. The court also indicated that certain powers vested in the board, particularly those touching upon the directors' discharge of their fiduciary duties, are fundamental to the proper functioning of the corporation, and, therefore, cannot be modified or eliminated. *Id.* at 852.

As discussed in the Opinion, the board's statutory power to call special meeting without limitation or restriction under the Kansas Corporation Code is a "core" power reserved to the board. The Opinion states that "under Section 17-6501(e), the power vested in a board of directors to call a special meeting is absolute – it does not provide for any means to circumscribe that power in a corporation's articles of incorporation." While a certificate of incorporation and/or bylaws may expand the ability of directors or other persons to call special meetings, a certificate of incorporation and/or bylaws may not limit the express power of the board of directors to call special meetings in the manner proposed in the Proposal.

Finally, as the Opinion notes, the "savings clause" that purports to limit the mandates of the Proposal "to the fullest extent permitted by state law" is a nullity because "[t]here is no extent to which the Proposal would be permitted under Kansas law."

Accordingly, for the reasons set forth above and as supported by the Opinion, Sprint Nextel believes the Proposal is excludable pursuant to Rule 14a-8(i)(2) because implementation of the Proposal would cause Sprint Nextel to violate applicable state law.

2. <u>Sprint Nextel may omit the Proposal pursuant to Rule 14a-8(i)(6) because it lacks the power and authority to implement the Proposal.</u>

Rule 14a-8(i)(6) provides that a company may omit a proposal "if the company would lack the power or authority to implement the proposal." The discussion set forth in section 1 above is incorporated herein. As noted above, the Proposal cannot be implemented without violating Kansas law and accordingly, Sprint Nextel lacks the power and authority to implement the Proposal. The Division has consistently permitted the exclusion of stockholder proposals pursuant to Rule 14a-8(i)(6) if a proposal would require the company to violate the law. *See Xerox Corporation* (February 23, 2004) and *SBC Communications Inc.* (January 11, 2004). Based on the foregoing, Sprint Nextel lacks the power and legal authority to implement the Proposal and thus, the Proposal may be excluded under Rule 14a-8(i)(6).

3. <u>Sprint Nextel may omit the Proposal pursuant to Rule 14a-8(i)(3) because it is impermissibly vague and indefinite so as to be inherently misleading.</u>

Rule 14a-8(i)(3) permits the exclusion of a stockholder proposal if the proposal or supporting statement is contrary to any of the Commission's proxy rules or regulations, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials. For the reasons discussed below, the Proposal is so vague and indefinite as to be misleading and, therefore, is excludable under Rule 14a-8(i)(3).

The Staff consistently has taken the position that vague and indefinite stockholder proposals are inherently misleading, and, therefore, excludable under Rule 14a-8(i)(3) because "neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." *Staff Legal Bulletin No. 14B* (Sept. 15, 2004); *see also Dyer v. SEC*, 287 F.2d 773, 781 (8th Cir. 1961) ("(I)t appears to us that the proposal, as drafted and submitted to the company, is so vague and indefinite as to make it impossible for either the board of directors or the stockholders at large to comprehend precisely what the proposal would entail.") In this regard, the Staff has permitted the exclusion of a variety of stockholder proposals, including proposals requesting amendments to a company's charter or bylaws. *See Alaska Air Group Inc.* (Apr. 11, 2007) (concurring with the exclusion of a shareholder proposal requesting that the company's board amend the company's governing instruments to "assert, affirm and define the right of the owners of the company to set standards of corporate governance" as vague and indefinite); *Peoples Energy Corp.* (Dec. 10, 2004) (concurring in the exclusion as vague of a proposal requesting that the board amend the charter and bylaws "to provide that officers and directors shall not be indemnified from personal liability for acts or omissions involving gross negligence or reckless neglect").

Moreover, the Staff has concurred that numerous stockholder proposals submitted by the Proponent relating to the ability of stockholders to call special meetings were vague and indefinite, and, therefore, could be excluded under Rule 14a-8(i)(3). See *Raytheon Co.* (Mar. 28, 2008) (concurring with the exclusion of the Proponent's proposal that the board of directors amend the company's "bylaws and any other appropriate governing documents in order that there is no restriction on the shareholder right to call a special meeting"); *Office Depot Inc.* (Feb. 25, 2008); *Mattel Inc.* (Feb. 22, 2008); *Schering-Plough Corp.* (Feb. 22, 2008); *CVS Caremark Corp.* (Feb. 21, 2008); *Dow Chemical Co.* (Jan. 31, 2008); *Intel Corp.* (Jan. 31, 2008); *JPMorgan Chase & Co.* (Jan. 31, 2008); *Safeway Inc.* (Jan. 31, 2008); *Time Warner Inc.* (Jan. 31, 2008); *Bristol Myers Squibb Co.* (Jan. 30, 2008); *Pfizer Inc.* (Jan 29, 2008); *Exxon Mobil Corp.* (Jan. 28, 2008).

The Staff has often agreed that a stockholder proposal was sufficiently misleading so as to justify exclusion where a company and its stockholders might interpret the proposal differently. For instance, the Staff has agreed it was misleading when "any action ultimately taken by the company upon implementation of the proposal could be significantly different from the actions envisioned by shareholders voting on the proposal." *Fuqua Industries, Inc.* (Mar. 12, 1991). *See also Bank of America Corp.* (June 18, 2007) (concurring with the exclusion of a shareholder proposal calling for the board of directors to compile a report "concerning the thinking of the Directors concerning representative payees" as vague and indefinite); *Puget Energy, Inc.* (Mar. 7, 2002) (concurring with the exclusion of a proposal requesting that the company's board of directors "take the necessary steps to implement a policy of improved corporate governance").

Here, neither Sprint Nextel nor its stockholders can determine the measures requested by the Proposal because the Proposal is inconsistent. The Proposal consists of two sentences. The first sentence requests that Sprint Nextel's board of directors take the steps necessary "to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call special shareowner meetings." The second sentence requires further that "such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by state law) that apply only to shareowners but not to management and/or the board." However, the bylaw or charter text requested in the first sentence of the Proposal on its face includes an "exclusion condition," in that it explicitly excludes holders of less than 10% of Sprint Nextel's outstanding common stock from having the ability to call a special meeting of stockholders. This would include members of management and/or the board. Moreover, the clause in the second sentence, which would allow any exception or exclusion condition required by any state law to which the Company is subject, does not address or remedy the conflict between the two sentences because the 10% stock ownership condition required in the first sentence is not required by Kansas state law.

Therefore, the bylaw or charter text requested in the first sentence of the Proposal is inconsistent with the requirements of the text requested in the second sentence of the Proposal. As a result, neither Sprint Nextel nor its stockholders would know what is required. The Staff previously has recognized that when such internal inconsistencies exist within the resolution clause of a proposal, the proposal is rendered vague and indefinite and may be excluded under Rule 14a-8(i)(3). *See Verizon Communications Inc.* (Feb. 21, 2008) and *Boeing Co.* (Feb. 18, 1998) (concurring with the exclusion of a proposal as vague and ambiguous because the specific limitations in the proposal on the number and identity of directors serving multiple-year terms were inconsistent with the process it provided for shareholders to elect directors to multiple-year terms). Similarly, the resolution clause of the Proposal includes the specific requirement that only stockholders holding 10% of Sprint Nextel's shares have the ability to call a special meeting, which conflicts with the Proposal's general requirement that there be no exception or exclusion conditions.

Consistent with the Staff precedent, Sprint Nextel's stockholders cannot be expected to vote on the merits of the Proposal if they are unable "to determine with any reasonable certainty exactly what actions or measures the proposal requires." *Staff Legal Bulletin No. 14B* (Sept. 15, 2004). *See also Boeing Corp.* (Feb. 10, 2004); *Capital One Financial Corp.* (Feb. 7, 2003) (excluding a proposal under Rule 14a-8(i)(3) where the company argued that its shareholders "would not know with any certainty what they are voting either for or against"). The Proposal is self-contradictory, and neither Sprint Nextel's stockholders nor its board would be able to determine with any certainty what actions the company would be required to take in order to comply with the Proposal. Accordingly, as a result of the vague and indefinite nature of the Proposal, the Proposal is impermissibly misleading and, thus, excludable in its entirety under Rule 14a-8(i)(3).

III. Conclusion

Sprint Nextel believes that the Proposal may be omitted from the 2009 Proxy Materials pursuant to (1) Rule 14a-8(i)(2) because, if implemented, it would cause Sprint Nextel to violate Kansas law, (2) Rule 14a-8(i)(6) because Sprint Nextel lacks the power to implement the Proposal, and (3) Rule14a-8(i)(3) because it is impermissibly vague and indefinite so as to be inherently misleading. Sprint Nextel respectfully requests the concurrence of the Staff that it will not recommend enforcement action against Sprint Nextel if it omits the Proposal in its entirety from its 2009 Proxy Materials.

If you have any questions with respect to this matter, please telephone me at (913) 794-1513 or you may contact Stefan Schnopp at (913) 794-1427 or email him at Stefan.Schnopp@sprint.com.

Very truly yours,

Timothy O'Grady

Timothy O'Grady
Vice President – Securities & Governance

cc: John Chevedden

Attachment

Exhibit A

Copy of Proposal Attached

William Steiner

*** FISMA & OMB Memorandum M-07-16 ***

NOV 05 2008

By

Mr. James H. Hance
Chairman of the Board
Sprint Nextel Corporation (S)
2001 Edmund Halley Dr
Reston VA 20191

Rule 14a-8 Proposal

Dear Mr. Hance,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and the presentation of this proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for John Chevedden and/or his designee to act on my behalf regarding this Rule 14a-8 proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications to John Chevedden *** FISMA & OMB Memorandum M-07-16 ***
*** FISMA & OMB Memorandum M-07-16 ***
*** FISMA & OMB Memorandum M-07-16 ***
to facilitate prompt and verifiable communications.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal promptly by email.

Sincerely,

William Steiner — 10/20/08

William Steiner   Date

cc: Chris A. Hill <Christie.Hill@sprint.com>
Corporate Secretary
PH: 703.433.4216 (Desk)
PH: 703.928.6004 (Mobile)
FX: 703.433.4113 (Fax)

[S: Rule 14a-8 Proposal, November 2, 2008]
3 – Special Shareowner Meetings

RESOLVED, Shareowners ask our board to take the steps necessary to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call special shareowner meetings. This includes that such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by state law) that apply only to shareowners but not to management and/or the board.

Statement of William Steiner

Special meetings allow shareowners to vote on important matters, such as electing new directors, that can arise between annual meetings. If shareowners cannot call special meetings, management may become insulated and investor returns may suffer. Shareowners should have the ability to call a special meeting when a matter is sufficiently important to merit prompt consideration.

This proposal topic won impressive support at the following companies (based on 2008 yes and no votes):

Occidental Petroleum (OXY)	66%	Emil Rossi (Sponsor)
FirstEnergy Corp. (FE)	67%	Chris Rossi
Marathon Oil (MRO)	69%	Nick Rossi

The merits of this Special Shareowner Meetings proposal should also be considered in the context of the need for further improvements in our company's corporate governance and in individual director performance. In 2008 the following governance and performance issues were identified:

- The Corporate Library (TCL) www.thecorporatelibrary.com, an independent investment research firm, rated our company:
  "D" overall.
  "High Governance Risk Assessment."
  "Very High Concern" in Executive Pay – $40 million for Gary Forsee.
- Our directors served on boards rated "D" by The Corporate Library:

Irvine Hockaday	Ford (F)
Irvine Hockaday	Estee Lauder (EL)
Irvine Hockaday	Crown Media (CRWN)
Rodney O'Neal	Goodyear (GT)
Rodney O'Neal	Delphi (DPHIQ.PK)
Ralph Whitworth	Sovereign Bancorp (SOV)
Janet Hill	Wendy's/Arby's (WEN)
Robert Bennett	Liberty Media (LCAPA)
Larry Glasscock	WellPoint (WLP)
Gordon Bethune	Honeywell (HON)

- We had no shareholder right to:
  Cumulative voting.
  Act by written consent.
  Call a special meeting.
- Our management should have the leadership initiative to adopt the above Board accountability items instead of leaving it to shareholders to take the initiative in proposing such improvements.
- Irvine Hockaday (Sprint Nomination Committee Chairman) was designated as a "Problem Director" by The Corporate Library due to his involvement with the proposed Sprint merger

with WorldCom that led to the acceleration of $1.7 billion in stock options even though the merger ultimately failed.
• Irvine Hockaday and Janet Hill were designated "Accelerated Vesting" directors by TCL due to their involvement with accelerating stock option vesting to avoid recognizing the related expense.

The above concerns shows there is need for improvement. Please encourage our board to respond positively to this proposal:

Special Shareowner Meetings –
Yes on 3

Notes:
William Steiner, *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal.

The above format is requested for publication without re-editing, re-formatting or elimination of text, including beginning and concluding text, unless prior agreement is reached. It is respectfully requested that this proposal be proofread before it is published in the definitive proxy to ensure that the integrity of the submitted format is replicated in the proxy materials. Please advise if there is any typographical question.

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout all the proxy materials.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:
Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:

- the company objects to factual assertions because they are not supported;
- the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
- the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
- the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

See also: Sun Microsystems, Inc. (July 21, 2005).

Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email.

Exhibit B

Copy of Opinion Attached

Polsinelli

Shalton | Flanigan | Suelthaus PC

700 West 47th Street, Suite 1000 | Kansas City, MO 64112-1802
(816) 753-1000 | Facsimile: (816) 753-1536 | www.polsinelli.com

January 6, 2009

Sprint Nextel Corporation
6200 Sprint Parkway
Overland Park, Kansas 66251

Re: Stockholder Proposal Submitted by William Steiner

Gentlemen:

We are special Kansas counsel to Sprint Nextel Corporation, a Kansas corporation (the "Corporation"), in connection with a proposal (the "Proposal") submitted by William Steiner (the "Proponent") that the Proponent intends to present at the Corporation's 2009 annual meeting of stockholders (the "Annual Meeting"). In connection therewith, you have requested our opinion as to a certain matter under the Kansas General Corporation Code (the "Kansas Corporation Code").

Reviewed Documents

For the purpose of rendering our opinion as expressed herein, we have been furnished and have reviewed the following documents (the "Reviewed Documents"):

(i) the Amended and Restated Articles of Incorporation of the Corporation, as in effect on the date hereof (the "Articles");

(ii) the Amended and Restated Bylaws of the Corporation, as in effect on the date hereof (the "Bylaws");

(iii) the Proposal and the supporting statement thereto, as submitted by the Proponent; and

(iv) a certificate of the Assistant Secretary of the Corporation.

Assumptions and Limitations

For the purpose of rendering our opinion expressed herein:

(a) With respect to the Reviewed Documents, we have assumed: (i) the genuineness of all signatures, and the incumbency, authority, legal right and power and legal capacity under all applicable laws and regulations, of each of the officers and other persons and entities signing or whose signatures appear upon each of said documents as or on behalf of the parties thereto; (ii) the conformity to authentic originals of all documents submitted to us as certified, conformed, photostatic, electronic or other copies; and (iii) that the Reviewed Documents, in the forms submitted to us for our review, have not been and will not be altered or amended in any respect material to our opinion as expressed herein.

(b) We have not reviewed any document other than the Reviewed Documents set forth above, and, except as set forth in this opinion, we assume there exists no provision of any such other document that bears upon or is inconsistent with our opinion as expressed herein.

(c) We have conducted no independent factual investigation of our own, but rather have relied solely upon the Reviewed Documents, the statements and information set forth therein, and the additional matters recited or assumed herein, all of which we assume to be true, complete and accurate in all material respects.

(d) We have assumed that the Corporation would take only those actions specifically called for by the language of the Proposal, as interpreted as set forth under the caption "Interpretation of the Proposal" below.

Interpretation of the Proposal

The Proposal reads as follows:

> "RESOLVED, Shareowners ask our board to take the steps necessary to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call special shareowner meetings. This includes that such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by state law) that apply only to shareowners but not to management and/or the board."

The first sentence of the Proposal requests that the Board of Directors of the Corporation (the "Board") "take the steps necessary" to amend the Bylaws and/or the Articles to provide the holders of 10% of the Corporation's outstanding common stock with the power to call special meetings of stockholders. The second sentence of the Proposal provides that any "exception or exclusion conditions" applying to the stockholders' power to call a special meeting must also be applied to the Corporation's "management" or the Board. One "exception or exclusion condition" imposed on the stockholders' power to call special meetings under the Proposal is their holding 10% or more of the Corporation's outstanding common stock. As applied equally to the Board pursuant to the language of the Proposal, this exception would require the directors to hold at least 10% of the Corporation's outstanding common stock to call a special meeting of stockholders. For purposes of this opinion, we have assumed that the Proposal would be read to have this effect.

Polsinelli
Shalton | Flanigan | Suelthaus

Discussion

You have asked our opinion as to whether implementation of the Proposal would violate Kansas law. The Kansas Corporation Code governs the calling of special meetings of stockholders. Section 17-6501(e) provides as follows:

> "Special meetings of the stockholders may be called by the board of directors or by such person or persons as may be authorized by the articles of incorporation or by the bylaws."[1]

Thus, Section 17-6501(e) has two components: first, it vests a board of directors with the power to call special meetings; and second, it gives a corporation the authority, through its articles of incorporation or bylaws, to give other parties the right to call special meetings. Accordingly, stockholders do not have the power to call special meetings of stockholders unless such right is so conferred in the articles of incorporation or the bylaws. In considering whether implementation of the Proposal would violate the Kansas Corporation Code, the relevant question is whether a provision conditioning the Board's power to call special meetings on the directors' ownership of at least 10% of the outstanding common stock would be valid if included in the Corporation's articles of incorporation or bylaws.

Bylaws

Pursuant to Section 17-6009(b), the bylaws of a Kansas corporation "may contain any provision, not inconsistent with law or with the articles of incorporation, relating to the business of the corporation, the conduct of its affairs, and its rights or powers or the rights or powers of its stockholders, directors, officers or employees."[2] The Proposal, by placing a limitation on the power of the Board to call a special meeting, is inconsistent with Kansas law. Under Section 17-6501(e), the power vested in a board of directors to call a special meeting is absolute – it does not provide for any means to circumscribe that power in a corporation's bylaws.

No Kansas case has considered this question. However, it is well settled that where Kansas courts have not ruled on a particular issue of corporate law, Kansas courts will rely on Delaware decisions for guidance when interpreting the Kansas Corporation Code, which was modeled after the General Corporation Law of the State of Delaware (the "Delaware Corporation Code").[3]

Both the Kansas Corporation Code and the Delaware Corporation Code recognize that the business and affairs of the corporation are to be managed by or under the direction of the board

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[1] K.S.A. § 17-6501(e) (2008 Supp.).
[2] K.S.A. § 17-6009(b) (emphasis added).
[3] Kan. Heart Hosp., L.L.C. v. Idbeis, 184 P.3d 866, 878 (Kan. 2008) ("Reliance on a Delaware decision is consistent with our long history of looking to Delaware for guidance when applying the Kansas General Corporation Code, which was modeled on the [Delaware Corporation Code]."); see Achey v. Linn County Bank, 261 Kan. 669, 676 (1997) (decisions of the Delaware courts involving corporation law are persuasive because the Kansas Corporation Code has been patterned after, and contains identical provisions of, the Delaware Corporation Code).

of directors, except as may be otherwise provided in the Code or in the articles of incorporation.[4] Delaware's bylaw statute is identical to Section 17-6009(b).[5] The Delaware Supreme Court, in CA, Inc. v. AFSCME Employees Pension Plan,[6] analyzed the intersection of these two statutory provisions – that is, the scope of shareholder action permitted in the bylaws that does not improperly intrude upon the directors' power to manage the business and affairs of the corporation. The Delaware Supreme Court indicated that procedural bylaws are generally acceptable, but bylaws that divest the directors of their substantive decision-making power are not.[7] Analyzed under that standard, the Proposal clearly fails. The bylaw contemplated by the Proposal is not merely procedural, it would have the effect – under certain circumstances – of removing the substantive business decision (i.e., whether and when to call a special stockholders meeting) from the directors' statutorily-granted powers.

Articles of Incorporation

Section 17-6002(b)(1) of the Kansas Corporation Code provides that the articles of incorporation may contain: "Any provision for the management of the business and for the conduct of the affairs of the corporation, and any provision creating, defining, limiting and regulating . . . the powers of the corporation, the directors and the stockholders, or any class of the stockholders . . ., if such provisions are not contrary to the laws of [Kansas]."[8] No Kansas case has defined when a provision is contrary to the laws of Kansas. The Delaware Supreme Court (interpreting a statute identical to Section 17-6002(b)(1))[9] has held that a charter provision is contrary to the laws of Delaware if it transgresses "a statutory enactment or a public policy settled by the common law or implicit in the [Delaware Corporation Code] itself."[10] More recently, however, the Delaware Chancery Court in Jones Apparel Group, Inc. v. Maxwell Shoe Company, Inc.[11] suggested a much more flexible standard:

> "[T]he court must determine, based on a careful, context-specific review in keeping with *Sterling*, whether a particular certificate provision contravenes Delaware public policy, i.e., our law, whether it be in the form of statutory or common law."[12]

The court, in dicta, went on to suggest that there are certain "core" director duties that cannot be limited through the charter, specifically citing the power to approve a merger and the power to approve a charter amendment.[13]

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[4] K.S.A. § 17-6301(a); Del. Stat. Ann. § 141(a) (2008).
[5] See Del. Stat. Ann. § 109(b).
[6] 953 A.2d 227 (Del. 2008).
[7] Id. at 235 ("It enables us to frame the issue in terms of whether the Bylaw is one that establishes or regulates a process for substantive director decision-making, or one that mandates the decision itself.").
[8] K.S.A. § 17-6002(b)(1) (emphasis added).
[9] See Del. Stat. Ann. § 102(b)(1).
[10] Sterling v. Mayflower Hotel Corp., 93 A.2d 107, 118 (Del. 1952).
[11] 883 A.2d 837 (Del. Ch. 2004).
[12] Id. at 848.
[13] Id. at 852.

The power of the board of directors to call a special meeting is a fundamental power, central to its ability to manage the corporation and discharge its fiduciary duties.[14] Without the ability to call a special meeting, the board could not, for example, present an approved merger or charter amendment to the shareholders for consideration – actions that were noted to be "core" by the Jones Apparel Group court. Under Section 17-6501(e), the power vested in a board of directors to call a special meeting is absolute – it does not provide for any means to circumscribe that power in a corporation's articles of incorporation. For these reasons, the article provision contemplated by the Proposal is contrary to Kansas law.

Opinion and Conclusion

Based on the foregoing, and qualified in the manner and to the extent set forth herein, we are of the opinion that implementation of the Proposal would cause the Company to violate Kansas law.[15]

The foregoing opinion is limited to the Kansas Corporation Code. We have not considered and express no opinion on any other laws or the laws of any other state or jurisdiction, including federal laws regulating securities or any other federal laws, or the rules and regulations of stock exchanges or of any other regulatory body.

The foregoing opinion is rendered solely for your benefit in connection with the matters addressed herein. We understand that you may furnish a copy of this opinion letter to the Securities and Exchange Commission in connection with the matters addressed herein and that you may refer to it in your proxy statement for the Annual Meeting, and we consent to your doing so. Except as stated in this paragraph, this opinion letter may not be furnished or quoted to, nor may the foregoing opinion be relied upon by, any other person or entity for any purpose without our prior written consent. The information set forth herein is as of the date of this letter, and we undertake no obligation or responsibility to update or supplement this opinion. The foregoing opinion should not be construed as relating to any matter other than the specific matters discussed herein.

Very truly yours,

Polsinelli, Shalton, Flanigan Suelthaus P.C.

Polsinelli Shalton Flanigan Suelthaus PC

(..continued)

[14] See Campbell v. Loew's, Inc., 134 A.2d 852, 856 (Del. Ch. 1957) (upholding a bylaw granting the corporation's president the power to call special meetings, noting that the grant of such power did "not impinge upon the statutory right and duty of the board to manage the business of the corporation").

[15] The reference in the Proposal to "the fullest extent permitted by state law" does not affect our opinion. There is no extent to which the Proposal would be permitted under Kansas law.